P.E. 2/1/02

02014988

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

SONERA CORPORATION STOCK EXCHANGE RELEASE 1 (1)
February 18, 2002, 11.15 a.m.

SUPREME ADMINISTRATIVE COURT PROHIBITS ENFORCEMENT OF THE COMPETITION COUNCIL'S LSP DECISION FOR THE DURATION OF IT'S PROCEEDINGS

The Supreme Administrative Court has approved the request Sonera presented on January 29, 2002 to prohibit the enforcement of the decision issued by the Competition Council on December 20, 2001 for the duration of the Supreme Administrative Court proceedings. The enforcement of the decision of the Competition Council would have required the Finnish Competition Authority to take measures to call off the arrangement Sonera and Loimaan Seudun Puhelin Oy (LSP) agreed on in January and February 2001. In the arrangement, Sonera acquired a total of 16.7% of the LSP shares in directed share issues.

Sonera's current holding in LSP is 29.1% (including the 16.7% interest subject to the Supreme Administrative Court proceedings), and the company's total investments in LSP shares so far are about EUR 28.7 million.

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel